February 16, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Cecilia D. Blye
Pradip Bhaumik
Larry Spirgel
Joseph Cascarano

Re:	Videsh Sanchar Nigam Limited: Form 20-F for the Fiscal Year Ended March 31, 2006, filed October 2, 2006 (File No. 1-15118)

CONFIDENTIAL TREATMENT REQUESTED BY

VIDESH SANCHAR NIGAM LIMITED

Dear Ms. Blye:

This letter is in response to the comments of the Staff in its letter dated December 7, 2006 on the above-referenced matter and in a telephone conversation with Mr. Bhaumik. The numbered paragraphs below set forth the comments of the Staff together with our responses.

1. It appears from your website that you offer long-distance calling services to Cuba, Iran, Sudan and Syria. In addition, a 2004 public media report indicates that you were linked with a company that filed a proposal to acquire a fixed phone operator license in Sudan in 2004. Cuba, Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through direct or indirect arrangements. Your response should describe any contacts, including any agreements or arrangements, you may have with the governments of those countries or entities controlled by or affiliated with them.

By way of background, the Company is primarily engaged in the provision of international telecommunications, bandwidth and information services. Until March 31, 2002, the Company was the exclusive provider of public international telecommunications services in India. With the elimination of the Company’s status as monopoly provider of international telecommunications services in 2002, the Company began to diversify its business so as to provide other telecommunications services. As part of such diversification, in 2006, the Company acquired Teleglobe International Holdings Limited and its subsidiaries (“Teleglobe”), a company which provides international voice, data, and value-added services comprised mainly of mobile global roaming and signaling services. Teleglobe operates global telecommunication networks and has ownership interests in subsea and terrestrial cable systems and enables Internet connectivity through the use of satellites. In 2005, the Company also acquired the Tyco Global Network, comprising of over 60,000 kilometers of sub-sea and terrestrial networks connecting the United States, Europe and the Asia-Pacific region.

The Company now provides an integrated suite of voice and data services to consumers, business enterprises and other providers of communications services globally.

As a major provider of international telecommunications services to customers in India, the Company enters into interconnection agreements with communications providers around the world. The Company currently has interconnection agreements with over 350 providers for services terminating or originating in approximately 240 countries and territories, including with providers in Cuba, Iran, the Sudan and Syria.

These interconnection agreements govern the delivery of international calls to the Company’s networks from such providers (or calls routed through such providers), which is also referred to as the termination of calls on the Company’s networks, as well as the delivery of calls originating from the Company’s networks to the networks of such providers, which is also referred to as the termination of such calls on the networks of such providers. Where incoming international calls are terminated into our networks in the countries to which such calls are directed by foreign customers, including customers in Cuba, Iran, the Sudan and Syria, the Company receives revenue from such foreign customers from whose networks such calls originated. For outgoing calls originating in countries serviced by the Company that are carried on the Company’s networks, and that finally terminate on the networks of such foreign providers, the Company receives revenue from the customers who originate such traffic and pays termination costs to such foreign providers, including providers in Cuba, Iran, the Sudan and Syria. In some cases, the parties to these agreements include multiple service providers operating in multiple jurisdictions.

The Company has also entered into agreements with telecommunications service providers around the world pertaining to other voice, data, IP and mobile services. These services include:

•	Voice services consisting of voice termination services through bilateral and VTS agreements and value-added services such as toll-free calls, ISDN, operator services, and inbound collect services.

•	Data services consisting of connectivity services through MPLS, dedicated Ethernet and international private lines.

•	IP services consisting of local and international IP transit including satellite services (either dedicated or DVB/IP) and IP managed services.

•

Roaming WGR service, which converts signaling messages between standards used in North America and outside North America, so that mobile operators’ subscribers can initiate or receive mobile phone calls and SMS messages while roaming in North America.

As described further below, the Company has entered into agreements for certain of these services with providers in Cuba, Iran, the Sudan or Syria.

The Company also utilizes hubbing facilities owned by other telecommunications companies that are not established in Iran, Syria, the Sudan or Cuba to terminate calls to those countries. A hubbing facility is an indirect arrangement whereby two carriers agree to provide termination services to each other in locations in which the other is not physically present. In short, the parties would interconnect their networks (i.e., at a location where both parties are physically located) and exchange traffic for termination by the other party.

The Company’s activities in each of Cuba, Iran, the Sudan and Syria are described in more detail below.

Cuba

Empressa de Telecoms de Cuba S.A. (“ETECSA”)

The Company has several agreements through its Canadian subsidiary Teleglobe Canada ULC with ETECSA, which is organized under the laws of Cuba. The Company understands that the Government of Cuba owns 51% of its stock and Telecom Italia owns 49%. The Company does not have any equity interest in ETECSA or any other company organized in Cuba. The Company’s current agreements with ETECSA are as follows:

1.	Bilateral Agreement: This agreement governs telecommunications traffic from Canada terminating in Cuba, and traffic from ETECSA terminating in Canada.

2.	Voice Termination Service (VTS) Agreement: This agreement is between the Company and ETECSA, and governs the termination of traffic from Cuba to multiple termination points across the world.

3.	U.S. Inbound Collect Agreement: This agreement governs the termination of collect call traffic originating in Cuba and terminating in the United States.

4.	IPL: This agreement governs the provision of private lines and hard patch circuits for customers of ETECSA to connect to China, Japan and Canada.

5.	DVB IP: This agreement governs the provision of one-way Internet simplex satellite service from Canada to Cuba.

The Company has a license (License CT-7699 approved by OFAC, valid until December 15, 2007) for seven of its employees to travel to Cuba to transact business.

Empresa de Telecomunicaciones Celulares Del Cuba S.A. (“ETCDC”)

The Company has a Signaling WGR roaming agreement with ETCDC, which is organized under the laws of Cuba. The Company understands that ETCDC is a company owned and controlled by the government of Cuba. This agreement governs the conversion of signaling messages between standards used within and outside North America, so that mobile operators’ subscribers can initiate or receive mobile phone calls and SMS messages while roaming to or from North America.

Iran

Telecommunications Company of Iran (“TCI”)

The Company has a continuing arrangement with TCI for the exchange of international telecommunications traffic. This relationship was created at the time that the Company was the government-owned exclusive provider of international telecommunications services in India. The Company, through its subsidiary Teleglobe Canada ULC, has an interconnection agreement with TCI, which governs the Total Accounting Rate for the exchange of international telecommunications traffic. The Company also has an Internet services agreement with TCI through its subsidiary, Teleglobe Communication Services, Inc. The Company understands that TCI is a company owned and controlled by the government of Iran. The Company does not have an equity interest in TCI or any other company organized in Iran.

Iranian Research Organization for Science & Technology (“IROST”)

The Company, through its subsidiary Teleglobe Canada ULC, has entered into an Internet services agreement with IROST. The Company understands that IROST is a government-owned entity and that it provides services such as Internet connectivity to governmental agencies and universities.

Parsnet Corporation (“Parsnet”)

The Company, through its subsidiary Teleglobe Canada ULC, has an Internet services agreement with Parsnet. The Company understands that Parsnet is not a government-owned entity, and that is resells services such as voice-over-IP as well as Internet connectivity to Internet services providers.

Other

The Company, through its subsidiary Teleglobe Canada ULC, has also entered into VTS agreements with Afranet, Crown Card, Fara Pooyan Rayaneh Eng Co., Hamara, Al Borz Computer Company, Ide Nega and Samand Communications, which are all privately owned prepaid card re-sellers, as well as OIEC, which is wholly government-owned. The Company, through its subsidiary Teleglobe America Inc., also has a VTS agreement with Teledial Co. Limited, which is a privately owned prepaid card re-seller.

Sudan

KANAR

The Company, through its subsidiary, Teleglobe Canada ULC, has entered into an interconnection agreement with KANAR. The Company understands that KANAR Telecommunications is not owned by the government of the Sudan, and that it is a subsidiary of Emirates Telecommunications Corporation (“Etisalat”), a telecommunications service provider that the Company understands is part-owned by the government of the United Arab Emirates and is operating in the Sudan to provide services such as voice and Internet connectivity.

Syria

Syrian Telecommunications Establishment General Directorate (“STE”)

The Company entered into an interconnection agreement with STE in March 2004. The Company terminated its agreement with STE in January 2006 and voice traffic to Syria originating on the Company’s networks is now terminated using the hubbing facilities of other service providers. The Company has another interconnection agreement with STE, as well as an Internet services agreement, through its Canadian subsidiary, Teleglobe Canada ULC. The Company understands that STE is a company owned and controlled by the government of Syria. The Company does not have any equity interest in STE or any other company organized in Syria.

Other

The Company also has WGR roaming agreements with Areeba Syria and Syriatel Mobile Telecom S.A., which are both privately owned mobile telephone service operators.

The Company does not have (nor has it ever had) any subsidiaries, offices, employees, or fixed assets in any of Cuba, Iran, the Sudan or Syria.

The Company is not aware of the report that the staff refers to that “linked” the Company to another company that filed a proposal to acquire a fixed phone operator license in the Sudan in 2004. The Company has not filed any proposal to acquire a fixed phone operator license in the Sudan. The Company does not currently have, and did not have in 2004, any plans to do so.

2. Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including Illinois, Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business activities in, or other business contacts with, Cuba, Iran, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

The Company does not believe that its business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms for the following reasons:

a. Quantitative Analysis

(I) The Company derives revenue from the interconnection agreements between the Company and the entities in Syria, Cuba, Iran and the Sudan described in response to question 1 above (“SCIS customer revenues”).

[Redacted]

Since the SCIS customer revenues are received from a variety of providers, many of whom are not government-owned, the portion of SCIS customer revenues that was generated from the governments of Syria, Cuba, Iran and the Sudan is less than the total amounts of SCIS customer revenues indicated above for the six months ended September 30, 2006 and the years ended March 31, 2006, 2005 and 2004.

(II) The Company also derives revenue from interconnection agreements with customers that are not located in, or owned and operated by the governments of Syria, Cuba, Iran or the Sudan for traffic terminating in these four countries (“non-SCIS customer revenues”); such revenue is not reflected in a. (I) above since it was not derived from the agreements discussed in the response to question 1 above.

[Redacted]

No pro forma adjustments have been made with respect to the Company’s recent acquisitions of Teleglobe and the Tyco Global Network for the year ended March 31, 2006. The acquisition of Teleglobe was completed on February 13, 2006; therefore, the SCIS customer revenues and the non-SCIS customer revenues derived by the Teleglobe operations were included in the figures provided above for the year ended March 31, 2006 starting February 14, 2006. The acquisition of the Tyco Global Network was completed on June 30, 2005; therefore, the SCIS customer revenues and the non-SCIS customer revenues derived by this operation were included in the figures provided above for the year ended March 31, 2006 starting July 1, 2005. The revenues for the six months ended September 30, 2006 reflect such revenues derived by the Teleglobe and the Tyco Global Network operations for the full six-month period. The figures for revenues pertaining to the six-month period ended September 30, 2006 are derived from unaudited financial statements for such period.

b. Qualitative Analysis

The Company believes that the business activities described under 1. above are also qualitatively immaterial in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect the Company’s reputation or share value. Specifically, the Company believes that such activities are immaterial because they represent the ordinary arrangements that any global provider of telecommunications services would have with providers all over the world.

[Redacted]

The Company believes investors expect that the Company is able to receive and terminate traffic around the world.

Indeed, as the exclusive provider of international long distance traffic until 2002, unless so ordered to do so by law, it would have been inappropriate for the Company to refuse to accept traffic from particular countries, or refuse to carry traffic to particular countries. The Company believes the loss of its monopoly status does not affect the fact that it should continue to provide services globally.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any remaining questions or comments relating to the above, please contact our Managing Director, Srinath Narasimhan, or the undersigned. Thank you very much for your consideration of this matter.

Very truly yours,

/s/ Rajiv Dhar
Rajiv Dhar
Chief Financial Officer